

Andrew M. Stolowitz
astolowitz@ottolaw.com

January 19, 2007

RECEIVED

JAN 2 2 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
MAR - 5 2007
FROM
BY

VIA REGULAR MAIL

Susanne Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find one original and six copies of the Company's amended Regulation A offering statement, along with six copies of this cover letter.

As we previously discussed, the Company is enclosing an amended offering statement without any markings. The reason is that due to the specific nature of some of the comments provided in your December 29, 2006 letter, the Company felt that in order to make it easier for the reviewer(s) to find the explanations to the comments, a "marked" copy may cause confusion. Rather, it is the intent of the Company that this letter will allow the reviewer(s) to better identify the responses to the initial comments. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

General

1. Please see 3(a) on page 6 of the Circular.

2. The Company has revised the offering circular consistent with the Model A format.

3. Each question and any notes have been disclosed.

4. Please see response to Comment #79.

Item 1. Significant Parties

5.   The address information requested is included in Item 1 of the 1-A, pages 3-5.

6.   The address information requested is included in Item 1 of the 1-A, pages 3-5.

7.   The explanation is included on page 5.

Item 4. Jurisdictions in which securities are to be offered

8.   Please see the explanation in Item 4(b) on page 7.

Item 5. Unregistered Securities Issued or Sold within one year

9.   Please see Item 5(a)(3) on page 7.

10.   Please see the explanation in Item 5(c) on page 9.

11.   Please see the explanation in Item 5(c) on page 9.

Part II- Offering Circular

12.   Please see page 61.

13.   Please see page ii of the Circular.

14.   Please see 3(h) on page 2.

15.   Please see 'Risk Factors' beginning on page 1 of the Circular.

16.   Please see 'Risk Factors' beginning on page 1 of the Circular.

17.   Please see Risk Factor #8 on page 3.

18.   Please see Risk Factor #8 on page 3.

19.   Please see Risk Factor #5 on page 2.

20.   Please see Risk Factor #7 on page 3.

21.   Please see Risk Factor #10 on page 3.

22.   Please see Risk Factor #16 on page 4.

23.   Please see Risk Factor #17 on pages 4-5.

24.   Please see Risk Factor #20 on page 5.

25.   This item was deleted as a risk factor.

26.   Please see Risk Factor #2 on pages 1-2.

27.   Please see 3(b) on page 6.

28.   Please see 'Strategic Relationship Strategy' on page 13.

29.   Please see 3(c) on page 8.

30.   Please see 3(c) on page 8.

31.   Please see Risk Factor #3 on page 2.

32.   Please see the last paragraph on page 7 and the first paragraph on page 8.

33.   Please see 'Phase III Production and Development' on page 12.

34.   Please see 'Phase I Product and Development' on pages 11-12.

35.   Please see 3(c) on pages 8-10

36.   Please see 3(d) on pages 10-15.

37.   Please see 3(b) on pages 6-8.

38.   Please see the first paragraph on page 8.

39.   Please see the second paragraph on page 8.

40.   Please see the first paragraph on page 13 under 'Strategic Relationship Strategy'.

41.   Please see page E-35 in Part III.

42.   Please see 4(a) on pages 18-19.

43.   We believe all subjective comments have been removed.

44.   This clause has been removed.

45.   Please see the first paragraph under 3(d).

46.   Please see 'Product Strategy' on page 12.

47.   Please see the first full paragraph on page 15 under 'Strategic Alliance Partners.'

48.   Please see the second full paragraph on page 15.

49.   The statement has been removed.

50.   Please see the paragraph on page 15 under 'Strategic Alliance Partners'.

51.   Please see the paragraph on page 15 under 'Strategic Alliance Partners'. The agreement with FC Bayern Munich is included as an exhibit in Part III.

52.   Please see page 'Target Market Strategy' on page 14 and the Confirmation of Order included as an exhibit in Part III.

53.   This sentence has been removed from this section.

54.   Please see 9(a) on pages 22-23.

55.   Please see 9(a) on pages 22-23.

56.   Please see 9(a) and the revised 'Use of Proceeds' on pages 22-23.

57.   Please see the 'Use of Proceeds' on page 24.

58.   Please see 7(a) on page 20.

59.   Please see 7(a) on page 20.

60.   Please see 7(a) on page 20 and the financial statements.

61.   Please see 7(a) on page 20.

62.   Please see 3(h) on page 17.

63.   Please see page 41 under 'Litigation'.

64.   The Company has revised its 'Officers and Key Personnel of the Company' section on pages 31-35.

65.   Please see page 31.

66.   Please see Mr. Heuss' revised biography on pages 33-35.

67.   Please see Notes 5 and 6 to the consolidated financial statements for the year ended December 31, 2005.

68.   Please see 'Description of Securities' on pages 26-29. No Series B Preferred Stock is being offered.

69.   The financial statements are now included within the Offering Circular.

70.   The financial statements and related notes are now consecutively numbered.

71.   The financial statements are dated through September 30, 2006.

72.   All transactions take place online using WorldPay and/or PayPal. The Company does not have trade receivables at this time. The Company has changed the wording on its Balance Sheet to reflect that Accounts Receivable does not include a trade receivable.

73.   Please see Note 4 on page 59.

74.   Please see the Balance Sheet on page 43 and Note 2 on page 47.

75.   Please see Note 1 on page 57.

76.   Please see the Consolidated Statement of Cash Flows on page 55.

77.   Please see Note 1 on page 47.

78.   Please see Note 6 on pages 59-60.

79.   With respect to the agreement with FC Bayern Munich AG ("Bayern Munich"), the agreement was originally entered into in 1998 between Bayern Munich and Intersports Acceleration Corp. ("Intersports"). Intersports assigned its rights to the original agreement to the Company, which entered into a ratified and updated Right to Use and Royalty Agreement with Bayern Munich on November 10, 2005, a copy of which is included in the Exhibits

80.   Please see Note 3 on pages 58-59.

81.   Please see Note 2 on page 57. The cost for the library was paid by a predecessor company which assets were vended into Skillstorm Canada via a tax free roll over.

82.   The Company does not have any intangibles.

83.   Please see the third paragraph under Note 2 on page 57.

84.   Please see Note 2 on page 57.

85.   Please see Note 2 on pages 57-58.

86.   Please see Note 2 on pages 57-58.

87.   Please see dates under 'Non Cash Issuance of Stock' on page 58.

88.   Please see 'Revenue Recognition' under Note 2 on page 58.

89.   Please see 3(g) on page 16.

90.   The previous Note 4 has been deleted. Please see Notes 5 and 6 of the Financial Statements on pages 59-60.

91.   Please see the Consolidated Statement of Cash Flows on page 55.

92.   Please see Note 8 on page 60.

93.   The Company believes it has complied with each section and subsection of Items 1, 2 and 3 of Part III.

94.   All material contacts have been included in Part III.

95.   Please see the Right to Use and Royalty Agreement on pages E-30 through E-34 in Part III.

96.   Please see paragraph 4 on page E-21 in Part III.

97.   Please see the revised legal opinion included in Part III on pages E-36 through E-37 in Part III.

If you wish to discuss any issues regarding this matter, please feel free to contact myself or Todd VanSiclen at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz